AMERICAN BANCORP OF NEW JERSEY, INC.
                                365 BROAD STREET
                              BLOOMFIELD, NJ 07003


Via Facsimile (202) 772-9208 and Edgar
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August 9, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      AMERICAN BANCORP OF NEW JERSEY, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-125957

Dear Sir or Madam:

         Pursuant to Rule 461 of Regulation C of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, American Bancorp of New Jersey, Inc. (the "Company") hereby requests the above-referenced Registration Statement be declared effective on Friday, August 12, 2005 at 10:00 a.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

     o    if  the  Commission  or  the  staff,   acting  pursuant  to  delegated
          authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                      AMERICAN BANCORP OF NEW JERSEY, INC.

                                      By:/s/ Fred G. Kowal
                                         ---------------------------------------
                                           Fred G. Kowal
                                           President and Chief Operating Officer



cc:  Tiffany A. Hasselman, Esq.